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John B. Meade
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

November 7, 2018

Re:			Millicom International Cellular S.A. Draft Registration Statement on Form 20-F Submitted September 28, 2018 CIK No. 0000912958 CONFIDENTIAL

Ms. Celeste M. Murphy

Mr. Joshua Shainess

Division of Corporation Finance
Office of Telecommunications

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Dear Ms. Murphy and Mr. Shainess:

On behalf of our client, Millicom International Cellular S.A. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form 20-F (the “Draft Registration Statement”) contained in the Staff’s letter dated October 4, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS and three marked copies of the Amended DRS showing the changes to the Registration Statement confidentially submitted on September 28, 2018.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS where the revised language addressing the comment appears.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	2	November 7, 2018

Financial Statements

2. Summary of Consolidation and Accounting Policies

The revenue recognition accounting policy applied from January 1, 2018 ...

Principal-Agent, page F-10

1.	We note your response to comment 10. Please disclose the nature of the promised goods or services where the Group has determined it is acting as a principle and where it is acting as an agent. Please refer to paragraph 119(c) of IFRS 15.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amended DRS, in the Company’s interim condensed consolidated financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 (the “Interim Financial Statements”), as follows:

Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Group determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services) or service providers (i.e., wholesale international traffic) where the Group neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Group is acting as an agent. The Group generally acts as a principal for other types of services where the Group is the primary obligor of the arrangement. In cases the Group determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Group acts as an agent revenue is recognized in the net amount (i.e., provision payment).

In addition, disclosure has been included in the Interim Financial Statements as a result of reassessing gross compared to net accounting for some of the Company’s smaller operations/activities. The Company identified a specific revenue stream (i.e., the revenue stream generated by wholesale carrier activities that exist only in Colombia) which the Company believes should be recognized on a net basis as a result of the application of IFRS 15. This has been reflected as such in the Interim Financial Statements consistent with the modified retrospective transition method adopted for IFRS 15 transition. The impact of this change on the previously issued interim condensed consolidated financial statements for the first and second quarters of 2018 is described on page F-12 of the Amended DRS, in note 2 of the Interim Financial Statements, as follows:

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	3	November 7, 2018

In Q3 2018, the Group reconsidered the accounting under IFRS 15 of its wholesale carrier business, which impacts the Latin America segment only, ($118 million was recognized gross under IAS 18 in fiscal year 2017 for the whole group) to recognize 2018 revenue on a net basis as an agent rather than as a principal under the modified retrospective IFRS 15 transition. The related reclassification between revenue and cost of sales is $29 million and $28 million for the three months ended March 31, 2018 and June 30, 2018, respectively ($57 million on a cumulative basis), with no impact on gross profit and cash flows.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	4	November 7, 2018

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade
John B. Meade

cc:

Via E-mail

Tim Pennington, Chief Financial Officer, Millicom International Cellular S.A.
Salvador Escalon, General Counsel, Millicom International Cellular S.A.
Olivier Lemaire, Partner, Ernst & Young S.A.